EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Net income applicable to common stock	$18,098	$11,280	$33,623	$20,979

Average number of common shares outstanding	16,668	12,763	16,654	12,720

Net income per share - Basic	$1.09	$0.88	$2.02	$1.65

Average number of common shares outstanding	16,668	12,763	16,654	12,720
Add: Assumed exercise of stock options and vesting of stock grants	123	90	185	95

Common and common equivalent shares outstanding	16,791	12,853	16,839	12,815

Net income per share - Diluted	$1.08	$0.88	$2.00	$1.64